                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                     ----------------------------

                               FORM 11-K

(Mark One)
 ( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the fiscal  year ended December 31, 1996

                                  OR

 (   )    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

For the transition period from---------------------to------------------


                Commission file number       333-21399


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Willbros Employees' 401(k) Investment Plan
       (formerly Willbros USA, Inc. Employees' Investment Plan)
                   2431 East 61st Street, Suite 700
                        Tulsa, Oklahoma  74136








B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Willbros Group, Inc.
                    Edificio Torre Banco Germanico
                  Calle 50 y 55 Este, Apartado 850048
                     Panama 5, Republic of Panama
                            (50-7) 263-9282

                               SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Willbros Employees' 401(k) Investment Plan (formerly Willbros USA, Inc. Employees' Investment Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                WILLBROS EMPLOYEES' 401(k)
                                     INVESTMENT PLAN
                               (formerly Willbros USA, Inc.
                               Employees' Investment Plan)






Date:    June 27, 1997         By:       /s/ Melvin F. Spreitzer
                                      ---------------------------------

                               Melvin F. Spreitzer
                               Retirement Plans Committee

                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN


                               INDEX TO
                            --------------

            FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
-----------------------------------------------------------------------


                                                  Page
                                                 ------

Independent Auditors' Report                       4
----------------------------

Financial Statements:
--------------------

    Statements of Net Assets Available for
      Plan Benefits                                5

    Statements of Changes in Net Assets
      Available for Plan Benefits                  6

    Notes to Financial Statements                 7-12


Supplemental Schedules
----------------------

Appendix I - Item 27a - Schedule of Assets
  Held for Investment Purposes                    13

Appendix II - Item 27d - Schedule of
  Reportable Transactions                         14



All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                     Independent Auditors' Report




The Retirement Plans Committee
Willbros USA, Inc. Employees' Investment Plan:


       We have audited the accompanying statements of net assets available for plan benefits of Willbros USA, Inc. Employees' Investment Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Appendix I and Appendix II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                   KPMG PEAT MARWICK LLP




Tulsa, Oklahoma
May 9, 1997

                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN

         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      December 31, 1996 and 1995



                                                       1996          1995
                                                    ----------    ----------

  Investments, at fair value:
     Specially Directed Investment Fund             $6,028,589    $5,300,710
     Janus Fund's Equity Option                        568,682       354,698
     Voyageur Asset Management Intermediate
      Bond Fund                                        326,415             -
     American Performance Intermedi
